Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(7)
(To prospectus dated November 14, 2013)	Registration No. 333-192129

Glowpoint, Inc.

6,333,333 Shares of Common Stock

This prospectus supplement supplements information contained in the prospectus dated November 14, 2013 covering the resale of shares of our common stock by the selling stockholders as described therein.  This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto.  This prospectus supplement is incorporated by reference into the prospectus and should be read in conjunction with the prospectus.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 3 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 7, 2015.

Selling Stockholders
The following information is provided to update the selling stockholder table in the prospectus dated November 14, 2013 covering the resale of 6,333,333 shares of our common stock by GP Investment Holdings, LLC (“GPI”). On December 31, 2014, GPI dissolved and distributed 100% of its holdings in our common stock, or 15,276,138 shares, to Main Street Capital Corporation, Brian Pessin and Sandra and Norman Pessin JTWROS, as the former members of GPI. This distribution included the 6,333,333 shares of our common stock identified as being held by GPI as a selling stockholder under the prospectus and accordingly, the selling stockholder table is being updated to reflect this distribution by GPI.

The table below sets forth, for each selling stockholder, the name, the number of shares of our common stock beneficially owned following this distribution, the maximum number of shares of common stock that may be offered for the selling stockholder’s account and the number of shares of common stock that would be beneficially owned after completion of the offering.

	Beneficial Ownership Prior to Offering		Number of Shares	Beneficial Ownership After Offering (8)
Name of Selling Stockholder	Number	Percent	Being Offered	Number	Percent
Main Street Capital Corporation (1) (2)	7,711,517 (3) (4)	21.5% (7)	3,166,666	4,544,851	12.6% (7)
Brian Pessin (2)	603,010 (3) (5)	1.7% (7)	250,002	353,008	1.0% (7)
Sandra and Norman Pessin JTWROS (2)	7,035,059 (3) (6)	19.6% (7)	2,916,665	4,118,394	11.5% (7)

(1) Main Street Capital Corporation (“Main Street”) and Glowpoint, Inc. (the “Company”) are party to that certain loan agreement by and among the Company and its subsidiaries, and Main Street, as lender and as administrative agent and collateral agent for itself and the other lenders from time to time party thereto (the “Main Street Loan Agreement”). The Main Street Loan Agreement provides for an $11,000,000 senior secured loan facility (the “Main Street Term Loan”) and a $2,000,000 senior secured revolving loan facility (the “Main Street Revolver”). As of December 31, 2014, the Company had outstanding borrowings of $9,000,000 under the Main Street Term Loan and $400,000 on the Main Street Revolver.

(2)
GPI, Main Street, Brian Pessin, Sandra Pessin and Norman Pessin are party to a letter agreement with the Company dated April 4, 2014 pursuant to which the Company agreed to take certain actions with respect to the appointment of directors to its board of directors and the nomination of directors to stand for election at the 2014 annual meeting of stockholders of the Company, which was held on May 28, 2014.

(3)	Based on information provided to us by the selling stockholders.

(4)
Consists of 7,645,414 shares of common stock directly owned by Main Street and an additional 47,741 shares of common stock and 18,362 shares of common stock held by Main Street’s subsidiaries, Main Steet Mezzanine Fund LP and Main Street Capital II, LP, respectively, which shares may be deemed to be beneficially owned by Main Street.

(5)	Consists of 603,010 shares of common stock directly owned by Brian Pessin.

(6)	Consists of 7,035,059 shares of common stock directly owned by Sandra and Norman Pessin JTWROS.

(7)	Calculated based on 35,939,266 shares of common stock outstanding as of December 31, 2014.

(8)	Assuming that all shares that may be sold in the offering are sold.